Repay Holdings Corporation

3 West Paces Ferry Road

Suite 200

Atlanta, Georgia 30305

December 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jennie Beysolow

Re:    Repay Holdings Corporation (the “Company”)

Registration Statement on Form S-3 (the “Registration Statement”)

File No. 333-261486

Ladies and Gentlemen:

On behalf of Repay Holdings Corporation (the “Company”), the undersigned hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective time of the Registration Statement of the Company be accelerated to 5:00 p.m., Eastern Time, on Tuesday, December 14, 2021, or as soon as practicable thereafter. The Company respectfully requests that you notify Tyler Dempsey by a telephone call to (470) 867-6728 of such effectiveness.

Please contact Heather Ducat of Troutman Pepper Hamilton Sanders LLP at (404) 885-3613 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

REPAY HOLDINGS CORPORATION

By:	/s/ Timothy J. Murphy
Name:	Timothy J. Murphy
Title:	Chief Financial Officer

cc:	Heather Ducat, Troutman Pepper Hamilton Sanders LLP
David Ghegan, Troutman Pepper Hamilton Sanders LLP